UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2008

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              ☒                           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

INCORPORATION BY REFERENCE

The audited financial statements of St.George Bank Limited (“St.George”) for the financial year ended September 30, 2008, attached hereto as exhibit 1, together with the related Report of Independent Registered Public Accounting Firm attached hereto as exhibit 2 and consent of KPMG attached hereto as exhibit 3, are incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-153500), as such prospectus may be amended or supplemented from time to time.

The Registrant is not incorporating by reference the comparative financial information of St.George for the financial year ended September 30, 2007, which has not been audited in accordance with the standards of the Public Company Accounting Oversight Board.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audited financial statements of St.George including the notes to those financial statements, as of September 30, 2008, and for the year then ended, included in this report have been audited by KPMG, Independent Registered Public Accounting Firm, as stated in their Report of Independent Registered Public Accounting Firm attached hereto as exhibit 2.

Exhibit No.	Description

1	Audited Financial Statements of St.George Bank Limited and its Controlled Entities for the year ended 30 September 2008

2	Report of Independent Registered Public Accounting Firm

3	Consent of KPMG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 17, 2008	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer